CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Knock-Out Notes due 2011	$1,960,000	$227.56

PROSPECTUS Dated December 23, 2008	Pricing Supplement No. 938 to
PROSPECTUS SUPPLEMENT	Registration Statement No. 333-156423
Dated December 23, 2008	Dated August 19, 2011
Rule 424(b)(2)
$1,960,000
GLOBAL MEDIUM-TERM NOTES, SERIES F
            Senior Notes

Knock-Out Notes Based on the Performance of Brent Blend Crude Oil due December 23, 2011
Unlike ordinary debt securities, the Knock-Out Notes Based on the Performance of Brent Blend Crude Oil due December 23, 2011, which we refer to as the notes, do not pay interest and do not guarantee the return of any principal at maturity.  Instead, at maturity you will receive for each $1,000 stated principal amount of notes that you hold an amount in cash that will vary depending upon the commodity price on the valuation date.  If the final commodity price has not declined, as compared to the initial commodity price, by more than 20%, you will receive a return at maturity equal to the contingent fixed return of 5.6%.  If the final commodity price has declined by more than 20% from the initial commodity price, the payment at maturity will be based on the underlying commodity return, and you will be exposed on a 1 to 1 basis to the negative performance of the underlying commodity over the term of the notes.  Because the underlying commodity return will be less than -20% under this scenario, the payment at maturity will be less than 80% of the stated principal amount of the notes and could be zero.  The notes are senior unsecured obligations of Morgan Stanley, and all payments on the notes are subject to the credit risk of Morgan Stanley.
•	The stated principal amount and original issue price of each note is $1,000.
•	We will not pay interest on the notes.
•	At maturity, you will receive for each $1,000 stated principal amount of notes that you hold:
º	if a knock-out event (as defined below) has not occurred, an amount in cash equal to the stated principal amount plus the product of the stated principal amount and the contingent fixed return, or
º
if a knock-out event has occurred, an amount in cash equal to the stated principal amount plus the product of the stated principal amount and the underlying commodity return.  If a knock-out event occurs, the underlying commodity return will be less than -20% and, therefore, you will lose more than 20%, and possibly all, of your investment.  There is no minimum payment at maturity.

•	A knock-out event occurs if the final commodity price has decreased, as compared to the initial commodity price, by more than the knock-out buffer amount.
•	The knock-out buffer amount is 20%.
•	The contingent fixed return is 5.6%.
•	The underlying commodity return is equal to following formula:

•	The initial commodity price is $108.62, which is the commodity price on the pricing date.
•
The final commodity price will equal the commodity price on December 20, 2011, which we refer to as the valuation date, subject to postponement for non-trading days and certain market disruption events.

•
The commodity price, on any day, is the official settlement price per barrel of Brent blend crude oil on the ICE Futures Europe (“ICE”) of the first nearby month futures contract, stated in U.S. dollars, as made public by ICE on such day.

•	Investing in the notes is not equivalent to investing directly in the futures contracts on Brent blend crude oil.
•	The notes will not be listed on any securities exchange.
•	The CUSIP number for the notes is 617482VT8. The ISIN for the notes is US617482VT83.
You should read the more detailed description of the notes in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of Notes.”
The notes are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-8.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE $1,000 PER NOTE

	Price to Public(1)	Fees and Commissions(1)(2)	Proceeds to Issuer
Per note	$1,000	$3	$997
Total	$1,960,000	$5,880	$1,954,120

(1)
J.P. Morgan Securities LLC, acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of $3 for each note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as placement agent for sales to certain fiduciary accounts at a purchase price to such accounts of $997 per note, and the placement agent will forgo any fees with respect to such sales.

(2)	For more information, see “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement.

The agent for this offering, Morgan Stanley & Co. LLC, is our wholly owned subsidiary.  See “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Morgan Stanley	JPMorgan
Placement Agent

For a description of certain restrictions on offers, sales and deliveries of the notes and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the notes, see the section of this pricing supplement called “Description of Notes––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

No action has been or will be taken by us, the agent or any dealer that would permit a public offering of the notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The notes may not be offered or sold in the Federative Republic of Brazil  except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the notes to the public in Hong Kong as the notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The agent and each dealer represent and agree that they will not offer or sell the notes nor make the notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes, whether directly or indirectly, to persons in Singapore other than:

(a)           an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)           an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)           a person who acquires the notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)           otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the Knock-Out Notes Based on the Performance of Brent Blend Crude Oil due December 23, 2011, which we refer to as the notes, in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The notes are medium-term debt securities of Morgan Stanley.  The notes have been designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a payment at maturity that will vary based on the commodity price on the valuation date. The notes do not guarantee the return of any principal at maturity and any payments on the notes are subject to the credit risk of Morgan Stanley.

Each note costs $1,000
We, Morgan Stanley, are offering the Knock-Out Notes Based on the Performance of Brent Blend Crude Oil due December 23, 2011, which we refer to as the notes.  The stated principal amount and issue price of each note is $1,000.

The original issue price of the notes includes the agent’s commissions paid with respect to the notes and the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the notes reflects these commissions and hedging costs is expected to adversely affect the secondary market prices of the notes.  See “Risk Factors—The inclusion of commissions and projected profit of hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of Notes—Use of Proceeds and Hedging.”

The notes do not guarantee repayment of any principal at maturity; no interest
Unlike ordinary debt securities, the notes do not pay interest and do not guarantee the repayment of any of the principal at maturity.  Instead, at maturity you will receive for each $1,000 stated principal amount of notes that you hold an amount in cash that will vary depending upon the commodity price on the valuation date.  The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the notes and could be zero.  There is no minimum payment at maturity.  If the final commodity price decreases by more than the knock-out buffer amount of 20% from the initial commodity price, you will lose more than 20%, and possibly all, of your investment in the notes.

The initial commodity price is $108.62, which is the commodity price on the pricing date.

The final commodity price will equal the commodity price on December 20, 2011, which we refer to as the valuation date, subject to postponement for non-trading days and certain market disruption events.

The commodity price, on any day, is the official settlement price per barrel of Brent blend crude oil on the ICE Futures Europe (“ICE”) of the first nearby month futures contract, stated in U.S. dollars, as made public by ICE on such day.

Payment at maturity depends on the final commodity price
At maturity, you will receive for each note that you hold an amount in cash that will vary depending on the commodity price on the valuation date.

A knock-out event will occur if the final commodity price declines, as compared to the initial commodity price, by a percentage that is greater than the knock-out buffer amount of 20%.

•
If a knock-out event has not occurred, you will receive for each note that you hold a payment at maturity that will be greater than the stated principal amount.  This payment will be equal to the stated principal amount plus the product of the stated principal amount and the contingent fixed return, where

contingent fixed return	=	5.6%

underlying commodity return	=	final commodity price – initial commodity price
		initial commodity price

•
If a knock-out event has occurred, the notes will be exposed on a 1 to 1 basis to the price performance of the underlying commodity over the term of the notes as measured on the valuation date, and the notes will pay at maturity a payment equal to:

stated principal amount + (stated principal amount x underlying commodity return)

Accordingly, the payment at maturity will be less than the stated principal amount of $1,000 by an amount proportionate to the percentage decrease in the commodity price from the initial commodity price.  Because the underlying commodity return will be less than –20%, the payment at maturity will be less than 80% of the stated principal amount.  There is no minimum payment at maturity, and accordingly, you could lose your entire investment.

All payments on the notes are subject to the credit risk of Morgan Stanley.

On PS-6, we have provided a graph titled “Hypothetical Payouts on the Notes at Maturity,” which illustrates the performance of the notes at maturity over a range of hypothetical percentage changes in the final commodity price.

You can review the historical prices of the underlying commodity in the section of this pricing supplement called “Description of Notes—Historical Information” starting on PS-17.  You cannot predict the future price of the underlying commodity based upon its historical prices.

Investing in the notes is not equivalent to investing directly in the futures contracts on Brent blend crude oil.

Postponement of maturity date
If, due to a market disruption event or otherwise, the determination of the final commodity price is postponed so that it occurs less than two business days prior to the scheduled maturity date, the maturity date will be the second business day following the date the final commodity price is determined.  See “Description of Notes—Valuation Date.”

Morgan Stanley Capital Group Inc. will be the Calculation Agent
We have appointed our affiliate, Morgan Stanley Capital Group Inc., which we refer to as MSCG, to act as calculation agent for The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank)), the trustee for our senior securities.  As calculation agent, MSCG will determine the initial commodity price, the final commodity price, whether a knock-out event or a market disruption event has occurred and the payment that you will receive at maturity, if any.

Morgan Stanley & Co. LLC will be the agent; conflicts of interest
The agent for the offering of the notes, Morgan Stanley & Co. LLC, our wholly-owned subsidiary, which we refer to as MS & Co., will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the notes of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Description of Notes—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

Where you can find more information on the notes
The notes are senior unsecured securities issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated December 23, 2008 and prospectus dated December 23, 2008.  We describe the basic features of this type of security in the section of the prospectus supplement called “Description of Notes—Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices” and in the section of the prospectus called “Description of Debt Securities—Fixed Rate Debt Securities.”

For a detailed description of the terms of the notes, you should read the section of this pricing supplement called “Description of Notes.”  You should also read about some of the risks involved in investing in the notes in the section of this pricing supplement called “Risk Factors.”  The tax and accounting treatment of investments in commodity-linked securities such as the notes may differ from that of investments in ordinary debt securities.  See the section of this pricing supplement called “Description of Notes—United States Federal Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the notes.

How to reach us	You may contact your local Morgan Stanley branch office or call us at (800) 233-1087.

HYPOTHETICAL PAYOUTS ON THE NOTES AT MATURITY

          The following graph illustrates the payment at maturity on the notes for a range of hypothetical percentage changes in the final commodity price.  The graph reflects the knock-out buffer amount of 20% and the contingent fixed return of 5.6%.

Where the final commodity price has not declined by more than 20% from the initial commodity price, the payment at maturity on the notes is greater than the $1,000 stated principal amount per note.  Where the final commodity price has declined by more than 20% from the initial commodity price, the payment at maturity on the notes will be less than 80% of the stated principal amount per note.

The following examples assume an initial commodity price of $110 and illustrate how the payment at maturity on the notes is calculated.

Example 1:  The commodity price decreases from the initial commodity price of $110 to a final commodity price of $55.  Because a knock-out event has occurred, the investor does not receive the benefit of the contingent fixed return of 5.6% and is therefore exposed to the negative performance of the underlying commodity on a 1 to 1 basis.  The investor receives a payment at maturity based on the underlying commodity return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%)  = $500

Example 2:  The commodity price increases from the initial commodity price of $110 to a final commodity price of $112.75.  Because a knock-out event has not occurred, the investor receives the benefit of the contingent fixed return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5.6%)  = $1,056

Example 3:  The commodity price increases from the initial commodity price of $110 to a final commodity price of $165.  Because a knock-out event has not occurred, the investor receives a payment at maturity based on the contingent fixed return, calculated as follows:

$1,000 + ($1,000 x 5.6%)  = $1,056

Although the final commodity price has increased from the initial commodity price by 50% in this example, the payment at maturity is limited by the fixed return of 5.6%.

Example 4:  The commodity price decreases from the initial commodity price of $110 to a final commodity price of $99.  Because a knock-out event has not occurred, the investor receives the benefit of the contingent fixed return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5.6%)  = $1,056

RISK FACTORS

The notes are not secured debt, are riskier than ordinary debt securities, do not pay any interest and, unlike ordinary debt securities, do not guarantee the return of any principal at maturity. In addition, the return on the notes is limited to the contingent fixed return of 5.6%.  Investing in the notes is not equivalent to directly investing in the futures contracts on Brent blend crude oil. This section describes the most significant risks relating to the notes.

The notes do not pay interest or guarantee a return of any principal at maturity
The terms of the notes differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the notes at maturity and do not pay you interest on the notes.  If a knock-out event occurs, meaning the final commodity price has declined from the initial commodity price by more than 20%, you will be fully exposed to such decline in the price of the underlying commodity.  If a knock-out event has occurred, because the underlying commodity return will be less than –20%, the payment at maturity on each note will be less than 80% of the stated principal amount of the notes.  There is no minimum payment at maturity and consequently, the entire principal amount of your investment is at risk.

Your appreciation potential is limited
The appreciation potential of the notes will be limited by the contingent fixed return of 5.6%.  The payment at maturity will never exceed $1,056 per note even if the final commodity price is substantially greater than the initial commodity price.

The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes
You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

Market price of the notes may be influenced by many unpredictable factors
Several factors, many of which are beyond our control, will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including:

•	the price of the futures contracts on Brent blend crude oil, and the volatility (frequency and magnitude of changes in price) of such prices;

•	trends of supply and demand for the underlying commodity;

•	interest and yield rates in the market;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect commodities markets generally and which may affect the price of the underlying commodity;

•	the time remaining until the maturity of the notes; and

•	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial loss if the price of the underlying commodity has declined and especially if a knock-out event is likely to occur in light of the then-current commodity price.

You cannot predict the future prices of the underlying commodity based on its historical prices.  The final commodity price may decrease by more than the knock-out buffer amount such that you will be exposed on a 1 to 1 basis to any decline in the price of the underlying commodity and, as a result, you may lose more than 20%, and possibly all, of your investment at maturity. There can be no assurance that the final commodity price will increase or that a knock-out event will not occur so that you will receive at maturity an amount that is greater than the principal amount of your investment.

The return on the notes is linked to a single commodity, and the price of Brent blend crude oil may change unpredictably and affect the value of the notes in unforeseen ways
Investments, such as the notes, linked to the price of a single commodity such as Brent blend crude oil are subject to significant fluctuations in the price of the commodity over short periods of time due to a variety of factors.

The price of Brent blend crude oil futures is primarily affected by the global demand for and supply of crude oil, but is also influenced significantly from time to time by speculative actions and by currency exchange rates.  Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of crude oil.  Crude oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel.  Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels.  Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions.  Demand is also influenced by government regulations, such as environmental or consumption policies.  In addition to general economic activity and demand, prices for crude oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event.  Supply for crude oil may increase or decrease depending on many factors.  These include production decisions by the Organization of Petroleum Exporting Countries (OPEC) and other crude oil producers.  In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable.  Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities.  The price of Brent crude oil futures has experienced severe price fluctuations over the recent past and there can be no assurance that this price volatility will not continue in the future.

Single commodity prices tend to be more volatile than, and may not correlate with, the prices of commodities generally
The payment at maturity on the notes is linked exclusively to the price of the underlying commodity and not to a diverse basket of commodities or a broad-based commodity index. The price of the underlying commodity may not correlate to, and may diverge significantly from, the prices of commodities generally. Because the notes are linked to the price of a single commodity, they carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index. The price of the underlying commodity may be, and has recently been, highly volatile, and we can give you no assurance that the volatility will lessen.  See “Description of Notes—Historical Information” on page PS-17.

Suspensions or disruptions of market trading in commodity and related futures markets could adversely affect the price of the notes
The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the price of the underlying commodity and, therefore, the value of the notes.

The notes will not be listed and secondary trading may be limited
The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the notes
One or more of our subsidiaries have carried out, and will continue to carry out, hedging activities related to the notes (and possibly to other instruments linked to the underlying commodity), including trading in futures contracts on Brent blend crude oil as well as in other instruments related to Brent blend crude oil.  Some of our subsidiaries also trade in the futures contracts on the underlying commodity and other financial instruments related to the underlying commodity on a regular basis as part of their general broker-dealer, commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial commodity price and, as a result, could have increased the level above which the commodity price must be on the valuation date before you would receive a payment at maturity that exceeds the stated principal amount on the notes.  Additionally, such hedging or trading activities during the term of the notes could potentially affect the price of the underlying commodity, including the commodity price on the valuation date, and whether a knock-out event occurs, and, accordingly, the amount of cash you will receive upon a sale of the notes or at maturity, if any.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the cost of hedging the issuer’s obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.   These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes
As calculation agent, MSCG has determined the initial commodity price and will determine the final commodity price and whether a knock-out event or a market disruption event has occurred, and will calculate the amount of cash you will receive at maturity, if any.  Any determinations made by MSCG in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events or calculation of the commodity price in the event of a market disruption event, may adversely affect the payout to you at maturity.  See the section of this pricing supplement called “Description of Notes—Market Disruption Event.”

Investing in the notes is not equivalent to investing directly in the futures contracts on Brent blend crude oil
Investing in the notes is not equivalent to investing directly in the futures contracts on Brent blend crude oil.  By purchasing the notes, you do not purchase any entitlement to such contracts or Brent blend crude oil.  Further, by purchasing the notes, you are taking credit risk to Morgan Stanley and not to any counter-party to such contracts.

The U.S. federal income tax consequences of an investment in the notes are uncertain
Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes supersede the discussions contained in the accompanying prospectus supplement.  Subject to the discussion under “United States Federal Taxation” in this pricing supplement, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes might differ significantly.  For example, the IRS could seek to treat a note as a short-term debt obligation.  Under that treatment, the timing and character of income thereon would be significantly affected.  Among other things, gain realized by a U.S. Holder upon settlement of a note might be treated as ordinary income.  In addition, the note might be treated as issued with original issue discount equal to the difference between the note’s stated redemption price at maturity and its issue price and, as a result, (1) gain recognized by a U.S. Holder upon sale or exchange of the note would be treated as ordinary income to the extent of any accrued original issue discount not previously included in income, and (2) accrual-method U.S. Holders (and cash-method U.S. Holders that elect to apply an accrual method of tax accounting to the notes) could be required to accrue into income original issue discount over the term of the notes before maturity.  However, the amount of original issue discount to be accrued would be unclear because the amount payable at maturity of the notes is not known as of the issue date.  Because the notes provide for the return of principal except in the case of a Knock-Out Event, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments rather than as open transactions, is higher than with non-buffered commodity-linked securities.  We do not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF NOTES

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “Note” refers to each $1,000 Stated Principal Amount of our Knock-Out Notes Based on the Performance of Brent Blend Crude Oil due December 23, 2011.  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$1,960,000

Pricing Date	August 19, 2011

Original Issue Date (Settlement Date)	August 26, 2011 (5 Business Days after the Pricing Date)

Maturity Date	December 23, 2011, subject to extension if the determination of the Final Commodity Price is postponed in accordance with the definition of Valuation Date below.

If, due to a Market Disruption Event or otherwise, the determination of the Final Commodity Price is postponed so that it occurs less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be the second Business Day following the date the Final Commodity Price is determined.  See “––Valuation Date” below.

Underlying Commodity	Brent blend crude oil

Interest Rate	None

Specified Currency	U.S. dollars

Stated Principal Amount	$1,000 per Note

Original Issue Price	$1,000 per Note

CUSIP Number	617482VT8

ISIN Number	US617482VT83

Denominations	$1,000 and integral multiples thereof

Payment at Maturity	You will receive for each $1,000 Stated Principal Amount of Notes that you hold a Payment at Maturity equal to:

•	if a Knock-Out Event has not occurred, an amount equal to the Stated Principal Amount plus the product of the Stated Principal Amount and the Contingent Fixed Return; or

•	if a Knock-Out Event has occurred, an amount equal to the Stated Principal Amount plus the product of the Stated Principal Amount and the Underlying Commodity Return.

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash, if any, to be delivered with respect to each Note, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount, if any, due with respect to the Notes to the Trustee for delivery to DTC, as holder of the Notes, on or prior to the Maturity Date. We expect such amount of cash, if any, will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants. See “—Book-Entry Note or Certificated Note” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Knock-Out Event	A Knock-Out Event occurs if the Final Commodity Price has decreased, as compared to the Initial Commodity Price, by more than the Knock-Out Buffer Amount.

Contingent Fixed Return	5.6%

Underlying Commodity Return	A fraction, the numerator of which is the Final Commodity Price minus the Initial Commodity Price and the denominator of which is the Initial Commodity Price, as described by the following formula:

Underlying Commodity Return	=	Final Commodity Price – Initial Commodity Price
Initial Commodity Price

Knock-Out Buffer Amount	20%

Initial Commodity Price	$108.62, which is the Commodity Price on the Pricing Date.

If the Initial Commodity Price as finally published by the Relevant Exchange, as determined by the Calculation Agent, differs from the Initial Commodity Price specified in this pricing supplement, we will include the definitive Initial Commodity Price in an amended pricing supplement.

Final Commodity Price	The Commodity Price on the Valuation Date, as determined by the Calculation Agent.

Commodity Price
On any day, the official settlement price per barrel of Brent blend crude oil on the Relevant Exchange of the first nearby month futures contract, stated in U.S. dollars, as made public by the Relevant Exchange on such day.

Reuters and various other third party sources may report the official settlement price of the Underlying Commodity. If any such reported price differs from that as determined by the Relevant Exchange, the price determined by the Relevant Exchange will prevail.

Valuation Date	December 20, 2011, subject to adjustment for non-Trading Days or Market Disruption Events as described in the following paragraphs.

If the scheduled Valuation Date is not a Trading Day or if a Market Disruption Event occurs on the Pricing Date, the Commodity Price for the Valuation Date will be, subject to the succeeding paragraph below, the Commodity Price on the next Trading Day on which no Market Disruption Event occurs.

If a Market Disruption Event has occurred on each of the three consecutive Trading Days immediately succeeding the scheduled Valuation Date, the Calculation Agent will determine the Final Commodity Price on such third succeeding Trading Day by requesting the principal office of each of the three leading dealers in the relevant market, selected by the Calculation Agent, to provide a quotation for the relevant price.  If such quotations are provided as requested, the Final Commodity Price shall be the arithmetic mean of such quotations.  Quotations of MS & Co., MSCG or any of their affiliates may be included in the calculation of such mean, but only to the extent that any such bid is the highest of the bids obtained.  If fewer than three quotations are provided as requested, the Final Commodity Price shall be determined by the Calculation Agent in its sole and absolute discretion (acting in good faith) taking into account any information that it deems relevant.

Trading Day
Trading Day means a day, as determined by the Calculation Agent, that is a day on which the Relevant Exchange is open for trading during its regular trading session, notwithstanding the Relevant Exchange closing prior to its scheduled closing time.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Market Disruption Event	Market Disruption Event means any of a Price Source Disruption, Disappearance of Commodity Reference Price, Trading Disruption or Tax Disruption, in each case, as determined by the Calculation Agent.

Price Source Disruption	Price Source Disruption means the temporary or permanent failure of the Relevant Exchange to announce or publish the Commodity Price.

Trading Disruption
Trading Disruption means the material suspension of, or material limitation imposed on, trading in the Underlying Commodity or futures contracts related to the Underlying Commodity on the Relevant Exchange.

Disappearance of Commodity
Reference Price
Disappearance of Commodity Reference Price means either (i) the failure of trading to commence, or the permanent discontinuance of trading, in the Underlying Commodity or futures contracts related to the Underlying Commodity on the Relevant Exchange for the Underlying Commodity or (ii) the disappearance of, or of trading in, the Underlying Commodity.

Tax Disruption
Tax Disruption means the imposition of, change in or removal of an excise, severance, sales, use, value-added, transfer, stamp, documentary, recording or similar tax on, or measured by reference to, the Underlying Commodity (other than a tax on, or measured by reference to, overall gross or net income) by any government or taxation authority after the Pricing Date, if the direct effect of such imposition, change or removal is to raise or lower the Commodity Price on any day that would otherwise be the Valuation Date from what it would have been without that imposition, change or removal.

Relevant Exchange
Relevant Exchange means the ICE Futures Europe or, if the ICE Futures Europe is no longer the principal exchange or trading market for the Underlying Commodity, such exchange or principal trading market for the Underlying Commodity that serves as the source of prices for the Underlying Commodity and any principal exchanges where options or futures contracts on the Underlying Commodity are traded.

Book Entry Note or
Certificated Note
Book Entry.  The Notes will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the Notes.  Your beneficial interest in the Notes will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the Notes, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book-entry securities, please read “Forms of Securities—The Depositary” and “Forms of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.

Senior Note or Subordinated Note	Senior

Trustee	The Bank of New York Mellon, a New York banking corporation (as successor trustee to JPMorgan Chase Bank, N.A. (formerly known as JPMorgan Chase Bank))

Agent	MS & Co.

Placement Agent	JPMorgan Chase Bank, N.A.

Calculation Agent	MSCG and its successors

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655), provided that the Calculation Agent will not apply any rounding for the purpose of determining whether a Knock-Out Event has occurred; all dollar amounts related to determination of the amount of cash payable per Note, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and

all dollar amounts paid on the aggregate number of Notes, if any, will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Initial Commodity Price, the Final Commodity Price or whether a Knock-Out Event or a Market Disruption Event has occurred.  See “—Market Disruption Event” below.  MSCG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Alternate Exchange Calculation
in Case of an Event of Default
In case an event of default with respect to the Notes shall have occurred and be continuing, the amount declared due and payable per Note upon any acceleration of the Notes (the “Acceleration Amount”) shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated as if the Commodity Price on the date of such acceleration were the Final Commodity Price.

If the maturity of the Notes is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the Acceleration Amount and the aggregate cash amount due with respect to the Notes, if any, as promptly as possible and in no event later than two Business Days after the date of acceleration.

Historical Information
The following table sets forth the published high and low Commodity Prices, as well as end-of-quarter Commodity Prices of the Underlying Commodity, for each calendar quarter from January 1, 2006 to August 19, 2011.  The Commodity Price on August 19, 2011 was $108.62.  The graph following the table plots the historical daily Commodity Prices for the Underlying Commodity for the same period.  We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.  The Initial Commodity Price and the Final Commodity Price will be determined with reference to the official settlement price of the Underlying Commodity, as determined pursuant to “Commodity Price” above, on the Pricing Date and Valuation Date, respectively, rather than the prices published by Bloomberg Financial Markets on such dates.  The historical performance set out in the table and graph below should not be taken as an indication of future performance, and no assurance can be given as to the Commodity Price on the Valuation Date.  If a Knock-Out Event occurs, you will receive a Payment at Maturity that is less than 80% of the Stated Principal Amount of the Notes.  We cannot give you any assurance that a Knock-Out Event will not occur so that at maturity you will receive a payment that exceeds the Stated Principal Amount of the Notes.  The Commodity Price may be, and has been, extremely volatile, and we can give you no assurance that the volatility will lessen.

Brent Blend Crude Oil
High and Low and End of Quarter Commodity Prices
January 1, 2006 through August 19, 2011
	High	Low	Period End
2006
First Quarter	66.59	58.15	65.91
Second Quarter	74.64	65.91	73.51
Third Quarter	78.30	60.12	62.48
Fourth Quarter	64.62	57.87	60.86
2007
First Quarter	68.10	51.70	68.10
Second Quarter	72.18	64.44	71.41
Third Quarter	80.03	68.69	79.17
Fourth Quarter	95.76	76.58	93.85
2008
First Quarter	107.55	86.62	100.30
Second Quarter	140.31	100.17	139.83
Third Quarter	146.08	89.22	98.17
Fourth Quarter	95.33	36.61	45.59
2009
First Quarter	53.50	39.55	49.23
Second Quarter	71.79	48.44	69.30
Third Quarter	75.51	60.43	69.07
Fourth Quarter	79.69	67.20	77.93
2010
First Quarter	82.70	69.59	82.70
Second Quarter	88.94	69.55	75.01
Third Quarter	82.68	71.45	82.31
Fourth Quarter	94.75	81.10	94.75
2011
First Quarter	117.36	93.33	117.36
Second Quarter	126.65	105.12	112.48
Third Quarter (through August 19, 2011)	118.78	102.57	108.62

Brent Blend Crude Oil
Daily Commodity Prices
January 1, 2006 to August 19, 2011

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the Notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the Notes through one or more of our subsidiaries.  The Original Issue Price of the Notes includes the Agent’s commissions (as shown on the cover page of this pricing supplement) paid with respect to the Notes and the cost of hedging our obligations under the Notes.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the Notes by taking positions in swaps and futures contracts on the Underlying Commodity or positions in other available instruments that we may wish to use in connection with such hedging.  Such purchase activity could have increased the Initial Commodity Price, and, as a result, could have increased the level above which the Commodity Price must be on the Valuation Date before you would receive a payment at maturity that exceeds the Stated Principal Amount of the Notes.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes by purchasing and selling swaps and futures contracts on the Underlying Commodity or positions in any other available instruments that we may wish to use in connection with such hedging activities, including by selling any such instruments on the Valuation Date.  We cannot give any assurance that our hedging activities will not affect the Commodity Price and, therefore, adversely affect the value of the Notes or the payment you will receive at maturity.

Supplemental Information Concerning
Plan of Distribution; Conflicts of Interest
Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, a portion of the Aggregate Principal Amount of Notes set forth on the cover of this pricing supplement.  MS & Co. will act as the Agent for this offering.  J.P. Morgan Securities LLC, acting as dealer, will receive from MS & Co. a fixed sales commission of $3 for each Note it sells.  In addition, JPMorgan Chase Bank, N.A. will act as the Placement Agent for sales of a portion of the Aggregate Principal Amount of Notes to certain fiduciary accounts at a purchase price to such accounts of $997 per Note, and the Placement Agent will forgo any fees with respect to such sales.  After the initial offering of the Notes, the Agent may vary the offering price and other selling terms from time to time.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest. MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

We expect to deliver the Notes against payment therefor in New York, New York on August 26, 2011, which will be the fifth scheduled Business Day following the date of this pricing supplement and of the pricing of the Notes.  Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement.

In order to facilitate the offering of the Notes, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes.  Specifically, the Agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes for its own account.  The Agent must close out any naked short position by purchasing the Notes in the open market after the offering.  A naked short position in the Notes is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, the Notes or futures contracts or other instruments related to the Underlying Commodity in the open market to stabilize the price of the Notes.  Any of these activities may raise or maintain the market price of the Notes above independent market prices or prevent or retard a decline in the market price of the Notes. The Agent is not required to engage in these activities, and may end any of these activities at any time.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the Notes or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  No offers, sales or deliveries of the Notes, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the Notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent, the Placement Agent or any dealer.

The Agent and the Placement Agent have each represented and agreed, and each dealer through which we may offer the Notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the Notes or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the Notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the Notes.  We shall not have responsibility for the Agent’s, the Placement Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The Notes have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The Notes may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The Notes have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the Notes or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the Notes to the public in Hong Kong as the Notes have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the Notes, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

Mexico

The Notes have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and the Placement Agent each represent and agree and each dealer represents and agrees that it will not offer or sell the Notes nor make the Notes the subject of an invitation for subscription or purchase, nor will it circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than:

(a) an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b) an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)    a person who acquires the Notes for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Validity of the Notes
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the Notes offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the trustee pursuant to the Senior Debt Indenture, and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the Notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.

Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which we refer to as a “plan,” should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many plans, as well as many individual retirement accounts and Keogh plans (also “plans”).  ERISA Section 406 and Code Section 4975 generally prohibit transactions between plans and parties in interest or disqualified persons.  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the plan involved in the transaction, and provided further that the plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption).  There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Notes.

Because we may be considered a party in interest with respect to many plans, the Notes may not be purchased, held or disposed of by any plan, any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or any person investing “plan assets” of any plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a plan or a plan asset entity and is not purchasing such Notes on behalf of or with “plan assets” of any plan, or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the Notes does not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Notes to any plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

United States Federal Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the Notes issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the principal U.S. federal tax consequences of ownership and disposition of the Notes.  This discussion applies only to initial investors in the Notes who:

•	purchase the Notes at their “issue price”; and

•	will hold the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).

This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	certain dealers and traders in securities, commodities or foreign currencies;

•	investors holding the Notes as part of a hedging transaction, “straddle,” conversion transaction or integrated transaction;

•	U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	regulated investment companies;

•	real estate investment trusts;

•	tax exempt entities, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code, respectively; or

•	persons subject to the alternative minimum tax.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein. Persons considering the purchase of the Notes should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General

Under current law, each Note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the Notes or instruments that are similar to the Notes for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or courts will agree with the treatment described herein.  Accordingly, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes (including possible alternative treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of the Notes described above.

Tax Consequences to U.S. Holders

This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.

Tax Treatment of the Notes

Tax Treatment Prior to Settlement.  A U.S. Holder should not be required to recognize taxable income over the term of the Notes prior to settlement, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the Notes should equal the amount paid by the U.S. Holder to acquire the Notes.

Sale, Exchange or Settlement of the Notes. Upon a sale, exchange or settlement of the Notes, a U.S. Holder should recognize short-

term capital gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the Notes sold, exchanged or settled.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above.  In particular, the IRS could seek to treat a Note as a short-term debt obligation.  Under that treatment, the timing and character of income thereon would be significantly affected.  Among other things, gain realized by a U.S. Holder upon settlement of a Note might be treated as ordinary income.  In addition, the Note might be treated as issued with original issue discount equal to the difference between the Note’s stated redemption price at maturity and its issue price and, as a result, (1) gain recognized by a U.S. Holder upon sale or exchange of the Note would be treated as ordinary income to the extent of any accrued original issue discount not previously included in income, and (2) accrual-method U.S. Holders (and cash-method U.S. Holders that elect to apply an accrual method of tax accounting to the Notes) could be required to accrue into income original issue discount over the term of the Notes before maturity.  However, the amount of original issue discount to be accrued would be unclear because the amount payable at maturity of the Notes is not known as of the issue date.  Because the Notes provide for the return of principal except in the case of a Knock-Out Event, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments rather than as open transactions is higher than with non-buffered commodity-linked securities.

Even if the Notes are not treated as short-term debt obligations, other alternative federal income tax characterizations of the Notes are also possible, which if applied could also affect the timing and character of the income or loss with respect to the Notes.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, or otherwise complies with applicable requirements of the backup withholding rules. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition, information returns may be filed with the IRS in connection with payments on the Notes and the proceeds from a sale, exchange or other disposition of the Notes, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders

This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual who is classified as a nonresident alien;
•	a foreign corporation; or
•	a foreign trust or estate.

The term “Non-U.S. Holder” does not include any of the following holders:

•
a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

•	certain former citizens or residents of the United States; or
•	a holder for whom income or gain in respect of the Notes is effectively connected with the conduct of a trade or business in the United States.

Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes.

Tax Treatment upon Sale, Exchange or Settlement of a Note

Assuming the treatment of the Notes as set forth above is respected, a Non-U.S. Holder of the Notes will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a Note were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the Note would not be subject to U.S. federal withholding tax, provided that:

•	the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•	the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code; and

•	the certification requirement described below has been satisfied with respect to the beneficial owner.

The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a Note (or a financial institution holding a Note on behalf of the beneficial owner) furnishes to us an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  Among the issues addressed in the notice is the degree, if any, to which any income with respect to instruments such as the Notes should be subject to U.S. withholding tax.  It is possible that any Treasury regulations or other guidance issued after consideration of this issue could materially and adversely affect the withholding tax consequences of ownership and disposition of the Notes, possibly on a retroactive basis.  Non-U.S. Holders should note that we currently do not intend to withhold on any of the payments made with respect to the Notes to Non-U.S. Holders (subject to compliance by such holders with the certification requirement described above).  However, in the event of a change of law or any formal or informal guidance by the IRS, Treasury or Congress, we may decide to withhold on payments made with respect to the Notes to Non-U.S. Holders and we will not be required to pay any additional amounts with respect to amounts withheld.  Accordingly, Non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes, including the possible implications of the notice referred to above.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the Notes are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the Notes.

Backup Withholding and Information Reporting

Information returns may be filed with the IRS in connection with the payment on the Notes at maturity as well as in connection with the proceeds from a sale, exchange or other disposition of the Notes. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of a Note” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability.